

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 18, 2009

<u>Via Facsimile (805.966.3320) and U.S. Mail</u>

Michael E. Pfau, Esq.
Reicker, Pfau, Pyle & McRoy LLP
1421 State Street, Suite B
Santa Barbara, California 93101

      Re: Callwave, Inc.
               Schedule TO-I/13E-3 Filed May 5, 2009, as amended May 8, 13 and 15, 2009
               File No. 005-39072

Dear Mr. Pfau:

      We have reviewed the above filings and have the following comments. Where indicated, we think the Company should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask the Company to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3

<u>General</u>

1.   We note that Mr. Sperling and Mr. Murdock serve on, and will continue serve on the board of directors after the going private transaction and their beneficial ownership of shares of common stock will increase from an aggregate of 32% to an aggregate of 65% (assuming only 50% of the Company's outstanding shares are tendered into the offer). We also note that there appears to have been some negotiation between the board and the Company's management with respect to the terms of the tender offer. Please provide an analysis as to whether Mr. Sperling and Mr. Murdock are engaged in this going private transaction. Please advise why each of those persons has not also been identified as a filing person in the Schedule 13E-3.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

3.   Please include the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act on the outside cover page of the tender offer material that the Company ultimately disseminates to security holders.

4.   Please revise the filings to comply with General Instruction C of Schedule 13E-3. Provide the disclosure, if applicable, required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of the Company. For example, as required by Item 1003(c) of Regulation M-A and General Instruction C, expand the disclosure provided in the last paragraph of Item 3(c) of the joint filing to include such individuals.

Offer to Purchase

General

5.   Where a transaction will impact different subsets of shareholders differently, the fairness determination required by Item 1014(a) must be made as to each group separately. Refer to Q&A No. 19 in Exchange Act Release No. 17719. Revise the disclosure throughout this Offer to Purchase to separately address fairness to those unaffiliated shareholders who tender and fairness to those who will remain as shareholders.

Summary, page 1

6.   The Company states in the last paragraph on page 1 that if it purchases shares from a security holder, it will pay the purchase price "as soon as practicable after the expiration of the offer period." Please revise this disclosure here and throughout the filing to comply with Rule 13e-4(f)(5).

Special Factors, page 10

Purposes of and Reasons for the Offer, page 10

7.   It appears that the many of the factors cited in support of the timing of the transaction, have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind the Company's choice to engage in the transaction *at this time* as opposed to any other time in the Company's public company history. Also disclose all material factors considered with respect to the reasons for the structure of the transaction. See Item 1013(c) of Regulation M-A. Please note that conclusory statements are not considered sufficient disclosure in response to this section. See Instruction 1 to Item 1013.

Background of the Offer, page 12

8.   We note disclosure in the last paragraph on page 16 that Seven Hills "discussed with the Company a preliminary financial analysis of the Company based upon three analyses" and "also presented as supplemental information a discounted cash flow analysis." Please provide us with supplemental copies of any materials prepared by Seven Hills in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the independent committee or the board of directors. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Seven Hills, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by Seven Hills, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

9.   Please describe the results of the analyses presented by Seven Hills on March 22, 2009 to the independent committee and disclose the per share value of the Company's common stock that Seven Hills used to perform its analyses.

10.   We note the disclosure on the bottom of page 17 and top of page 18 that on April 3, 2009 the work of the independent committee ceased but subsequently resumed days later. Please expand the disclosure to explain how and why management reached a different conclusion regarding going private even without a venture capital firm investment only six days later.

11.   Refer to the last full paragraph on page 18. Please explain who the Company is referring to when it states ". . . the parties agreed on a price of $1.15 per share."

Board Analysis, page 22

Advantages of Offer, page 22

12.   Expand the disclosure in the fourth bullet point of this section on page 22 to better
        explain why the board of directors believes that the offer price of $1.15 per share is a fair
        discount from the liquidation value of $1.23 to $1.45 per share given that the Company
        discloses this very same fact as a disadvantage to the offer.

13.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of
        Regulation M-A are generally relevant to the fairness determination and should be
        discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act
        Release No. 34-17719. A listing of the factors considered, without a discussion of how
        such factors relate to the determination that the transaction is fair to unaffiliated
        shareholders (i.e., how each factor was analyzed) is insufficient. See In the Matter of
        Meyers Parking Systems Inc., Exchange Act Release No. 26069 (September 12, 1988).
        We note that the discussion on pages 22 through 25 does not appear to include a
        discussion of Item 1014(d) or clauses (ii), (iii) and (iv) of Instruction 2 to Item 1014 and
        includes only a brief statement regarding clause (i), including a cross-reference to the
        fairness opinion of Seven Hills. If the board did not consider one or more of these
        factors, state that and explain in detail why the factor(s) were not deemed material or
        relevant.

14.   Note that if the board has based its fairness determination on the analysis of factors
        undertaken by others (e.g., the independent committee or the financial advisor), the board
        must expressly adopt this analysis and discussion as its own in order to satisfy the
        disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos.
        20 and 21 of the Exchange Act Release No. 34-17719. In this respect, please disclose in
        this section whether the board of directors expressly adopted (i) the independent
        committee's discussion and analyses of the factors disclosed under the heading
        "Independent Committee Analysis" found on pages 20 through 22 and (ii) Seven Hill's
        discussion beginning on page 25. Note however, that to the extent the board did not
        adopt another person's discussion and analysis or the independent committee's or Seven
        Hills' analyses and discussions do not address each of the factors listed in paragraphs (c),
        (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss,
        per the preceding comment, any unaddressed factors in reasonable detail or explain in
        detail why the factor(s) were not deemed material or relevant.

Alternatives, page 24

15.   Please expand the disclosure to discuss the alternatives considered and the reasons for
        their rejection in greater detail. For example, disclosure in the Background section on
        pages 13, 15 and 16 indicates that both the board of directors and the independent
        committee considered the possibility of not only a tender offer but also a reverse stock

split, an issuer repurchase program and a cash-out merger, but discussion in the "Alternatives" section of the Offer to Purchase on page 24 only discusses why the reasons the board rejected the alternative of a sale or liquidation of the Company. See Item 1013(b) of Regulation M-A.

Fairness Opinion of Financial Advisor, page 25

16.   Revise the last paragraph on page 27 to remove the statement that the summary "does not purport be a complete description of the financial analyses performed by Seven Hills..." While the Company may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions of the Seven Hills materials.

17.   Please revise to provide a more detailed explanation of how the premium pricing information was used for the Trading Statistics Analysis. For example, we note that the consideration per share proposed to be paid by the Company represents a negative 52.1% premium to the price per share one year prior to April 24, 2009 and a negative 59.6% premium, to the 52 week high. Were these negative premiums assigned lesser importance in Seven Hills overall determination than more recent prices? If so, please disclose why.

18.   We note that Seven Hills performed both a Selected Public Company Analysis and a Premiums Paid Analysis. While it appears that Seven Hills' summary provides disclosure concerning the methodology and criteria used in selecting these companies and transactions, please indicate whether the criteria were consistently applied. If any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

19.   We note that Seven Hills only obtained meaningful results in the Selected Public Company Analysis at the high end of the range of values and that the values obtained are significantly higher than the offer price. In light of this result, please disclose both the relevance and materiality of this analysis to Seven Hills' fairness opinion. In revising the disclosure, please be sure to address also the fact that the liquidation analysis indicated the common stock is worth more than the offer price.

20.   Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, LTM and LQA revenues and EBITDA for each company in the Selected Public Company Analysis, and (ii) the data from each transaction that resulted in the multiple disclosed on page 29 with respect to the Premiums Paid Analysis. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

Liquidation Analysis, page 38

21.   Reconcile the High Liquidation Value Per Share Proceeds of $1.45 located at the bottom of the table on page 37 and the reference to $1.48 in the first whole paragraph on page 38.

Standstill Voting Agreement, page 45

22.   Please disclose the certain limited circumstances pursuant to which Mr. Sperling or his affiliates will be allowed to sell their shares of the Company's capital stock.

Effects of the Offer, page 48

23.   Include a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to Company as well as to its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable.

24.   Please provide the tabular disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Federal Income Tax Consequences, page 53

25.   We note the statements that the discussion is "for general information only." Please delete this statement, as it implies that the Company is not responsible for the disclosure in the offer document.

Conditions of the Offer, page 62

26.   A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We refer you to the fourth bullet point on page 62 and the two bullet points on page 63. Please review the conditions and revise for clarity.

27.   We note the representation in the penultimate paragraph of this section that the Company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the suggestion that the offer conditions may be triggered through action or inaction by the Company.

28.   We also note the language in the same paragraph of this section that the Company's failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and, each right shall be deemed an ongoing right which may be asserted at any time up until the expiration of the offer." If an event triggers a listed offer condition, and the Company determines to proceed with the offer anyway, it has waived the offer

condition. This may require an extension of the offer period and/or dissemination of additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in the response letter.

29.   We note the statement that any determination or judgment by the Company concerning the events described in this section will be "final and binding on all parties." Please revise this sentence to more precisely define its scope. It appears that such interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while the Company may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Information About Us and the Shares, page 64

30.   It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the information required by Item 1010(c)(1) through (3) for the same periods specified in Item 1010(a) and (b). Please also revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, and if material, pro forma data for such information disclosing the effect of the transaction. See Item 1010(c)(6). We note the statement in Item 10 of the Schedule TO/13E-3 that ratio of earnings to fixed charges information is not applicable because no securities are being registered. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Incorporation by Reference, page 68

31.   Please revise the disclosure to include our current address at 100 F Street, NE, Washington, DC 20549.

The Reverse and Forward Stock Splits, page 70

32.   Please provide us the legal analysis of the interaction between the Company's offer and the stock splits in light of the restrictions of Rule 13e-4(f)(6).

Schedule I

Security Ownership of Certain Beneficial Owners and Management, page 74

33.   We note in footnotes 2 and 4 to the table in this section that the persons listed therein disclaim beneficial ownership "except to the extent of his pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

<p style="text-align:center">*   *   *   *</p>

        As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since a company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Daniel F. Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions